Exhibit 99.1

News release

Cenovus reports voting results of annual meeting of shareholders

CALGARY, Alberta (May 8, 2025) – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) held its annual meeting of shareholders on May 8, 2025. Each matter voted on is described in greater detail in the Corporation's 2025 Management Information Circular dated March 12, 2025.

Shareholders voted as follows on the matters before the meeting:

Appointment of Auditor

PricewaterhouseCoopers LLP, Chartered Professional Accountants was reappointed as auditor of the Corporation.

Votes for		Votes withheld
Number	Percent	Number	Percent
1,479,069,159	99.58	6,198,457	0.42

Election of Directors

Each of the following 14 nominees proposed by management were elected directors of the Corporation:

Nominee	Votes for		Votes against
	Number	Percent	Number	Percent
Stephen E. Bradley	1,436,654,782	99.47	7,633,157	0.53
Keith M. Casey	1,433,735,075	99.27	10,553,916	0.73
Michael J. Crothers	1,433,314,572	99.24	10,975,197	0.76
James D. Girgulis	1,437,307,360	99.52	6,982,411	0.48
Jane E. Kinney	1,431,229,021	99.10	13,059,246	0.90
Eva L. Kwok	1,426,200,877	98.75	18,086,892	1.25
Melanie A. Little	1,432,129,625	99.16	12,159,363	0.84
Richard J. Marcogliese	1,429,056,098	98.95	15,233,673	1.05
Chana L. Martineau	1,437,677,888	99.54	6,611,881	0.46
Jonathan M. McKenzie	1,433,520,858	99.25	10,766,914	0.75
Claude Mongeau	1,408,344,566	97.51	35,944,425	2.49
Alexander J. Pourbaix	1,417,365,414	98.14	26,924,356	1.86
Frank J. Sixt	1,154,291,947	79.92	289,997,821	20.08
Rhonda I. Zygocki	1,419,942,305	98.31	24,347,463	1.69

Cenovus welcomes Chana Martineau to the Board of Directors. Ms. Martineau is the Chief Executive Officer of the Alberta Indigenous Opportunities Corporation, and brings more than 30 years of financial strategy and management experience to the Board.

As part of Cenovus's leadership succession plan, effective at the conclusion of the 2025 annual meeting of shareholders, Alex Pourbaix moved to the role of non-independent Chair of the Board of Directors. Claude Mongeau continues in the role of Lead Independent Director.

Non-Binding Advisory Vote on the Corporation's Approach to Executive Compensation

An advisory resolution was passed to accept the Corporation's approach to executive compensation.

Votes for		Votes against
Number	Percent	Number	Percent
1,405,612,741	97.32	38,667,029	2.68

Cenovus Energy Inc.

Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. The company is committed to maximizing value by developing its assets in a safe, responsible and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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Cenovus Contacts

Investors
Investor Relations general line
403-766-7711

Media
Media Relations general line
403-766-7751

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